PW



10032317

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
SEP 29 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/09 (MM/DD/YY) AND ENDING 07/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: General Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

422 E Armour
(No. and Street)

North Kansas City (City) | MO (State) | 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Miller | 816-472-7170 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce Culley CPA PC
(Name – *if individual, state last, first, middle name*)

3000 NE Brooktree Lane, Suite 210 (Address) | Gladstone (City) | MO (State) | 64119-1861 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, David S Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of General Securities Corp, as of July 31, 2010, are true and correct. I further swear (or affirm) that neither the company ~~nor~~ any partner, ~~proprietor, principal officer or director has any proprietary interest in any account~~ classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



NOTARY PUBLIC
NOTARY
SEAL
STATE OF MISSOURI

SHERRY KRUGER
My Commission Expires
June 5, 2012
Clay County
Commission #08464101

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of
Certified Public Accountants

Member Missouri Society of
Certified Public Accountants

GENERAL SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JULY 31, 2010

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

GENERAL SECURITIES CORPORATION

INTERNAL CONTROL REPORT

FOR THE YEAR ENDED JULY 31, 2010

BRUCE D. CULLEY CPA, PC
3000 Brooktree Lane, Suite 210
Gladstone, Mo. 64119
(816) 453-1040

Independent Auditor's Report on
Internal Accounting Control

Board of Directors
General Securities Corporation
North Kansas City, Missouri 64116

In planning and performing my audit of the financial statements of General Securities Corporation (the Company) for the year ended July 31, 2010, I considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by General Securities Corporation that I considered relevant to the objectives stated in rule 17a-5(g) to make the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11). I did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred in to the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on
Internal Accounting Control - Continued

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at July 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,



Bruce Culley
Certified Public Accountant

Gladstone, Missouri
September 20, 2010

GENERAL SECURITIES CORPORATION

Table of Contents

BRUCE D. CULLEY CPA, PC
3000 Brooktree Lane, Suite 210
Gladstone, Mo. 64119
(816) 453-1040

Independent Auditor's Report

Board of Directors
General Securities Corporation
North Kansas City, Missouri

I have audited the accompanying statement of financial condition of General Securities Corporation as of July 31, 2010, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Securities Corporation as of July 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 12 through 18 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Bruce Culley
Certified Public Accountant

Gladstone, Missouri
September 20, 2010

GENERAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2010

ASSETS	
Cash	$ 27,773
Cash - Money Market	44,975
Deposits with Clearing Organization	50,202
Receivable from Clearing Organization	5,513
Furniture, Equipment and Leasehold Improvements at Cost, less Accumulated Depreciation and Amortization of $130,540	6,906
Deferred Taxes (Net of Valuation Allowance of $15,726)	14,473
Other Assets	3,829
Total Assets	$153,671
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payroll and Related Taxes	$ 18,859
Accounts Payable and Accrued Expenses	7,542
Income Tax Payable	2,932
Total Liabilities	29,333
Stockholders' Equity	
Common Stock, 30,000 Shares Authorized 28,000 Issued and Outstanding, $1.00 Par Value	28,000
Additional Paid-in Capital	87,848
Retained Earnings	393,990
Treasury Stock	(385,500)
Total Stockholders' Equity	124,338
Total Liabilities and Stockholders' Equity	$153,671

See accompanying notes to the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED JULY 31, 2010

REVENUES	
Commissions	$ 418,300
Interest	35
Other	82,381
Total Revenues	500,716
EXPENSES	
Salaries	167,437
Clearance Brokerage	87,785
Commissions	105,906
Communications	7,134
Occupancy	35,049
Regulations and Fees	5,259
Payroll Taxes	12,035
Cleaning	1,560
Office Expense	12,338
Accounting and Audit	6,700
Insurance	30,348
Utilities	4,549
Depreciation	1,648
Dues and Publications	1,371
Postage and Shipping	2,003
Other Taxes	1,779
Advertising and Promotion	427
Charitable Contributions	7,800
Miscellaneous	5,216
Total Expenses	496,344
Income (Loss) Before Income Taxes	4,372
Income Tax Expense	
Current	2,932
Deferred	14,474
Total Income Tax Expense	17,406
Net Income (Loss)	$ (13,034)

See accompanying notes to the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JULY 31, 2010

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings
Balance, Beginning of Year	$ 28,000	$ 87,848	$(385,500)	$407,024
Dividends	-	-	-	-
Net Income (Loss)	-	-	-	(13,034)
Purchase Treasury Stock	-	-	-	-
Balance, End of Year	$ 28,000	$ 87,848	$(385,500)	$393,990

See accompanying notes to the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (13,034)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation	1,648
Deferred Taxes	14,474
(Increase) Decrease in Assets	
Deposits with Clearing Organization	284
Receivable from Broker, Dealers and Clearing Organizations	3,773
Prepaid Commissions	1,000
Increase (Decrease) in Liabilities	
Payroll Related Payable	(40,775)
Accounts Payable and Accrued Expenses	(3,543)
Income Tax Payable	(11,376)
Profit Sharing Payable	(5,000)
Other	1
Total Adjustments	(39,514)
Net Cash Provided (Used) by Operating Activities	(52,548)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of Furniture and Fixtures	(1,031)
Decrease in Investment Securities	54,458
Net Cash Provided (Used) by Investing Activities	53,427
CASH FLOWS FROM FINANCING ACTIVITIES	-
Net Increase (Decrease) in Cash	879
Cash, Beginning of Year	26,894
Cash, End of Year	$ 27,773

See accompanying notes to the financial statements.

GENERAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2010

NOTE 1 - NATURE OF BUSINESS

General Securities Corporation is a broker/dealer registered with the Securities and Exchange Commission, having all customer transactions cleared through a broker-dealer on a fully disclosed basis. It maintains an office in Missouri and its client base is largely located in this market area. The Corporation is a member of FINRA, MSRB and SIPC. The Corporation is primarily engaged in the buying and selling of securities, commodities, mutual funds and insurance products. The Corporation also engages in providing investment advisory services to its customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of General Securities Corporation is presented to assist in understanding the Corporation's financial statements. The financial statements and notes are representations of the Corporation's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The Corporation prepares its financial statements on the accrual basis of accounting. Brokerage transactions of the Corporation are recorded on a trade date basis. Customer brokerage transactions are recorded on a settlement date basis. All related commission income and expenses are recorded on a trade date basis.

Cash

For the purposes of the statement of cash flows, the Corporation considers cash and restricted cash to be cash equivalents.

Marketable Securities, Owned

Marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income on the income statement. The Corporation's marketable securities owned at July 31, 2010, consisted of:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Marketable Securities, Owned - Continued

	Owned	Sold But Not Yet Purchased
Money Market Account	$ 44,975	$ -

The Corporation clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Corporation.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. The cost of property, plant and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over thirty nine years. Depreciation is computed on an accelerated method for financial reporting purposes and for income tax purposes. Depreciation expense of $1,648 was recorded for the year ended July 31, 2010. The Corporation's property, plant and equipment with related accumulated depreciation consists of:

Office Equipment	$ 56,273
Leasehold Improvements	7,793
Computer Equipment	73,380
Total	137,446
Accumulated Depreciation	(130,540)
Net Book Value	$ 6,906

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate to timing differences when income and expenses are reported for tax and accounting purposes. The deferred tax asset represents the future tax return consequences of those differences, which will

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes - Continued

either be deductible when the assets are recovered or settled. The entire deferred tax asset comes from charitable contribution carryover for contributions deducted for accounting purposes but limited deductibility for tax purposes.

NOTE 3 - DEPOSITS WITH CLEARING ORGANIZATIONS

The Corporation maintains a cash deposit with a clearing organization. The deposit is required as part of agreements disclosing that the organizations will act as clearing brokers for the Corporation. The clearing broker is Southwest Securities, Inc. The balance on deposit with Southwest Securities, Inc. at July 31, 2010, was $50,202.

NOTE 4 - EMPLOYEE BENEFIT PLAN

The Corporation has a non-qualified employee medical reimbursement plan. The plan was designed to assist employees (participants) in providing for medical and dental bills. The employees contribute from their payroll checks through payroll deductions. The funds are deposited in a separately maintained cash account. There is also a separately recorded liability representing the funds contributed by employees. The Corporation is holding $640 of cash on behalf of employees.

NOTE 5 - OPERATING LEASES

The Corporation leases commercial office space at 422 East Armour Road from Northtown Devco. The lease is a renewable non-cancelable three-year operating lease, expiring August 31, 2011. Occupancy expenses of $35,049 were recorded for the year ended July 31, 2010. As of July 31, 2010, the aggregate future minimum lease payments for the remainder of the lease are:

Year Ended July 31	Minimum Minimum Lease Payment
2011	$ 24,272
2012	2,856
Total	$ 27,128

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Corporation's minimum net capital requirement is $50,000. As of July 31, 2010, the Corporation had net capital of $98,864, which was in excess of the required amount by $48,864.

General Securities is exempt from SEC Rule 15c3-3 (which requires a computation for determination of reserve requirements) under K2ii.

NOTE 8 - RETIREMENT PLAN

General Securities Corporation adopted a retirement plan effective August 1, 1995. The plan is a 401k plan. To be eligible, employees must be at least 18 years of age, complete 1,000 hours of service per year, and have completed at least one year with the Corporation. Employees are allowed to make elective deferrals to the plan. The employer may make matching contributions to the accounts of all participants who make elective deferrals to the plan. Employee contributions to the plan are 100% vested at the time they are made. Employer contributions are fully vested after five years of service with the Corporation. The Corporation made no matching contributions to the plan for the year ended July 31, 2010.

NOTE 9 - INCOME TAXES

The Corporation uses the accrual method of accounting for income tax purposes. Income taxes are provided for the tax effects of transactions reported in the financial

NOTE 9 - INCOME TAXES - CONTINUED

statements and consist of income taxes currently due plus deferred taxes. The deferred taxes represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The deferred tax asset has been calculated as follows:

Deferred Tax Asset, July 31, 2009	$ 28,947
Additions during Fiscal 2010	1,252
Used during Fiscal 2010	-
Valuation Allowance	(15,726)
Deferred Tax Asset, July 31, 2010	$ 14,473

The entire deferred tax asset has been created from charitable contributions made by the Corporation wherein deductions are limited by the Internal Revenue Service. The charitable contributions are deductible in future years based upon the Corporation's taxable income.

NOTE 10 – DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

ASC Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

NOTE 10 – DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES - CONTINUED

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statement of financial position, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid money market funds, U.S. Treasuries and exchange traded equities and mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include fixed income securities and pooled investments. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying Statement of Financial Position measured at fair value on a recurring basis and level within the FAS 157 fair value hierarchy in which the fair measurements fall at July 31, 2010:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level3)
Money Market Funds	$ 95,177	$ 95,177	$ -	$ -

SUPPLEMENTARY SCHEDULES

GENERAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2010

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		124,338 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		124,338 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		124,338 [3530]
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	25,474 [3540]	
	B. Secured demand Note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and /or Charges	[3610]	25,474 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		98,864 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities Commitments	[3660]	
	B. Subordinated securities Borrowings	[3670]	
	C. Trading and investment Securities:		

GENERAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2010

1. Exempted securities		[3735]	
2. Debt Securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	[3740]
10. Net Capital			98,864 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	1,956 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	48,864 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	95,931 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.1.liabilities from Statement of Financial Condition		[3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

GENERAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2010

Reconciliation with Corporation's Computation
(Included in Part IIA of Form X-17A-5 as of July 31, 2010)

Net Capital, as reported in Corporation's Part IIA (Unaudited)	$ 98,864
Net Audit Adjustments	-
Net Capital per Audit	$ 98,864

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of
Certified Public Accountants

Member Missouri Society of
Certified Public Accountants

Independent Auditor's Report on Agreed-Upon Procedures Performed Relative to Form SIPC-7

Board of Directors
General Securities Corporation
North Kansas City, Missouri

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, I have performed procedures enumerated below with respect to the accompanying General Assessment Reconciliation (form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the twelve months ended July 31, 2010, which were agreed to by General Securities Corporation and SIPC solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listing assessment payment in Form SIPC-7 with the respective cash disbursement entry in the Company's general ledger, noting no difference.
2. Compared and reconciled the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2010, to the amounts reported on Form SIPC-7 for the twelve months ended July 31, 2010, and noted no differences.
3. Noted there were no adjustments reported in Form SIPC-7.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and its supporting schedules and work papers, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters may have come to my attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Bruce Culley
Certified Public Accountant

Gladstone, Missouri
September 20, 2010

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended July 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

General Securities Corporation

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A.	General Assessment (item 2e from page 2)	$ 548
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(278)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	270
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 270
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ ______	
H.	Overpayment carried forward $(______)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

______
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the ______ day of ______, 20 ______.

______
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Aug 1, 2009 and ending July 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 500,717
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	180,473
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	84,627
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Coin purchase and sales	16,236
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	281,336
2d. SIPC Net Operating Revenues	$ 219,381
2e. General Assessment @ .0025	$ 548

(to page 1, line 2.A.)